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                               July 17, 2023

       Tiewei Song
       Chief Executive Officer
       BIMI International Medical Inc.
       9th Floor, Building 2
       Chongqing Corporation Avenue
       Yuzhong District, Chongqing,
       P. R. China, 400010

                                                        Re: BIMI International
Medical Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed May 4, 2023
                                                            Correspondence
Filed April 24, 2023
                                                            File No. 001-34890

       Dear Tiewei Song:

              We have reviewed your filing and your April 24, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 20, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 1. Business
       The Company, page 1

   1.                                                   Provide proposed
revised disclosure stating that investors may never hold equity interests in the Chinese
operating companies. Your disclosure should acknowledge that Chinese regulatory authorities
could disallow your holding company structure, which would likely result in a material
change in your operations and/or a material change in the value of your securities, including
that it could cause the value of such securities to significantly decline or become worthless.
Provide a cross reference to your detailed discussion of risks facing
 Tiewei Song
FirstName  LastNameTiewei   Song
BIMI International Medical Inc.
Comapany
July       NameBIMI International Medical Inc.
     17, 2023
July 17,
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FirstName LastName
         the company and the offering as a result of this structure. Regulatory Compliance, page 10

2. To ensure that such disclosure is featured prominently, provide proposed revised disclosure moving the disclosure in this section relating to the significant rules and regulations that affect your business activities in China to the beginning of the Business section where you address the other risks relating to your operations in China.
Cash Transfers and Dividend Distributions, page 13

3. Provide proposed revised disclosure that clarifies whether your PRC subsidiaries have made any distributions to the holding company. If no distributions have been made, so state. Ensure the disclosure regarding all transfers and distributions cover the financial periods addressed in your Management's Discussion and Analysis section. In this regard, we note you only provide disclosure regarding capital contributions from the holding company to your PRC subsidiaries for 2022. If no transfers were made in 2021, so state.
4. Provide proposed revised disclosure that includes comparable disclosure to this section in
         Item 7 of this annual report.
Regulation of Overseas Listing, page 19

5. We note your description of the CSRC regulations. Provide proposed revised disclosure stating clearly whether you or your subsidiaries are covered by permissions requirements from the CSRC, as you have done for CAC regulations. Clarify whether you relied upon an opinion of counsel in that determination. If not, explain why, and if so, name counsel and file the consent of counsel as an exhibit. Please also remove the redundant disclosure on page 17.
Item 1A. Risk Factors
Risk Related to Doing Business in China, page 30

6. In your summary risk factors, provide proposed revised disclosure acknowledging that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Years Ended December 31, 2022 and 2021, page 71

7. Please expand your discussion to fully describe and analyze the underlying business reasons for material changes in revenues and expenses by segment. Please discuss and quantify the effects of changes in both price and volume on revenues
and
 Tiewei Song
FirstName  LastNameTiewei   Song
BIMI International Medical Inc.
Comapany
July       NameBIMI International Medical Inc.
     17, 2023
July 17,
Page  3 2023 Page 3
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         expense categories, where appropriate. For example, please explain why sales of wholesale pharmaceuticals declined by $10,712,363 in the year ended December 31,
         2022. Refer to Item 303(b) of Regulation S-K.
8. You disclose that the decrease in cost of revenues was due to four hospitals being classified as held for sale. Please explain to us how discontinued operations classification can impact comparability considering both comparative periods should have consistent classification. Provide a similar explanation for your disclosure on page 72 that the operating expense decrease was attributable to held for sale status. Liquidity and Capital Resources, page 73

9.       Your Consolidated Statement of Cash Flows shows zero cash flows from operating,
         investing and financing activities related to your discontinued operations for each period presented. Please tell us what consideration you gave to describing cash flows from operating, investing and financing activities associated with your discontinued operations
         separately from continuing operations in your    Liquidity and Capital
Resources
         disclosures. Additionally, please describe how your liquidity is likely to be affected by the absence of cash flows (or negative cash flows) associated with your discontinued
         operations.
Consolidated Statements of Operations and Comprehensive Loss, page F-5

10. Please tell us if any of the goodwill impairment charges relate to discontinued operations and your consideration of classifying the charges as such. Consolidated Statements of Stockholders' Equity, page F-6

11. For each period presented, please explain why the line items related to discontinued
         operations and foreign currency translation adjustments don't agree to the Consolidated
         Statements of Operations and Comprehensive Loss. Further, explain why the fiscal 2021 net loss does not agree.
Consolidated Statement of Cash Flows, page F-7

12.      We note your response to comment 15 in your response letter dated
February 23,
         2023 stating that $2,250,000 should have been recorded as stock compensation and presented as an adjustment in your Consolidated Statement of Cash Flows. However, in your Consolidated Statement of Cash Flows for the year ended December 31, 2022, there is no adjustment for stock compensation. Please explain or revise.
13.      We note your response to comment 16 in your response letter dated
February 23,
         2023 stating that the conversions of the convertible notes were not fully reflected in the financial statements. In Note 23, you disclose Hudson Bay and CVI conversions of convertible notes to common stock totaling $9,700,000. However, in the Consolidated
         Statement of Cash Flows you disclose Common stock to be issued upon conversion of
 Tiewei Song
BIMI International Medical Inc.
July 17, 2023
Page 4
         convertible promissory notes of $5,400,000. Also, on page F-36 you show convertible note redemption of $5,400,000. Please reconcile and explain the difference.
14.      Please disclose the fiscal 2022 conversion of convertible notes.
Notes to the Consolidated Financial Statements
2. Going Concern Uncertainties, page F-11

15. Reference is made to your disclosure of the amounts of amortization on your convertible notes. The amounts do not agree to the Consolidated Statements of Operations and
         Comprehensive Loss. Please explain why.
9. The Sale of Zhuoda, page F-31

16. Please explain why you present the assets and liabilities of Zhuoda as of December 31,
         2022. In this regard, Zhuoda was sold in fiscal 2022.
18. Goodwill, page F-34

17. Please disclose a description of the facts and circumstances leading to your goodwill impairment charges. Refer to ASC 350-20-50-2a.
23. Stockholders' Equity, page F-39

18. Please update the number of shares issued to reflect both the 1-for-5 and 1-for-10 reverse stock splits, as needed. For example, you disclose that on December 31, 2022 you issued
         15,806,052 shares. That is more shares than you have outstanding as of December 31,
         2022.
19. We note your response to comment 17 in your response letter dated February 23, 2023 and updated common shares presented in your Statement of Shareholders Equity of
         2,914,558 for the year ended December 31, 2022. However, in Note 23, the sum of the common shares issued during the year ended December 31, 2022 totaled 3,036,205.
         Please provide a reconciliation to explain the difference.
27. Segments, page F-42
FirstName LastNameTiewei Song
20. Please reconcile the medical service operating results disclosed in this note to the
Comapany   NameBIMI
       summarized       International
                    operating  results Medical  Inc.
                                       of your discontinued operations
disclosed on page F-15 and
       F-31 and  explain
July 17, 2023 Page 4     the differences.
FirstName LastName
 Tiewei Song
FirstName  LastNameTiewei   Song
BIMI International Medical Inc.
Comapany
July       NameBIMI International Medical Inc.
     17, 2023
July 17,
Page  5 2023 Page 5
FirstName LastName
        You may contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Pang Zhang-Whitaker